THE AES CORPORATION
4300 Wilson Boulevard
Arlington, Virginia  22203

June 27, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549
Attention: Mara L. Ransom

Re:	The AES Corporation
Registration Statement on Form S-4
File No. 333-180388

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The AES Corporation (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 2:00 p.m. (EDT) on Friday, June 29, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE AES CORPORATION

By:	/s/ Zafar Hasan
	Name:	Zafar Hasan, Esq.
	Title:	Assistant General Counsel